

20010675

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 68449

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/1/2019   AND ENDING   12/31/2019

                                                 MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fortress Capital Formation LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 46th Floor
(No. and Street)

NEW YORK	NY	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Fishman   212-478-4084

                                                                   (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name -- *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
     ☒ Certified Public Accountant
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Todd Ladda _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Fortress Capital Formation LLC _____ , as of _____ December 31, 2019 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ No Exceptions _____

MARGARET HEAPHY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HE6233759
Qualified in New York County
My Commission Expires 01-03-2023

_____
Signature

_____
Chief Executive Officer
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

Fortress Capital Formation LLC
(A Delaware Limited Liability Company)
December 31, 2019
With Report of Independent Registered Public Accounting Firm

Fortress Capital Formation LLC
(A Limited Liability Company)

Statement of Financial Condition

For the year ended December 31, 2019

Contents

Facing Page and Oath or Affirmation...1

Report of Independent Registered Public Accounting Firm...3

Statement of Financial Condition 4

Notes to Statement of Financial Condition..5



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Fortress Capital Formation LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fortress Capital Formation LLC (the Company) as of December 31, 2019 and the related notes ("the financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2011.

February 25, 2020

Fortress Capital Formation LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$ 3,362,900
Prepaid expenses	54,875
Deferred tax asset	5,150
Due from affiliate, net	110,250
Total assets	$ 3,533,175

Liabilities and member's equity
Liabilities

Accrued liabilities	$ 123,580
Income tax payable	3,608
Total liabilities	127,188

Member's equity

Paid-in capital	2,200,000
Retained earnings	1,205,987
Total member's equity	3,405,987
Total liabilities and member's equity	$ 3,533,175

See accompanying notes to Statement of Financial Condition.

Fortress Capital Formation LLC
(A Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2019

1. Organization

Fortress Capital Formation LLC (the Company and formerly known as Fortress Securities LLC), a Delaware limited liability company and a wholly owned subsidiary of Fortress Operating Entity I LP (FOE I), was formed on June 6, 2008. FOE I initially funded capital in the amount of $2.2 million to the Company on June 15, 2010. FOE I is a wholly-owned indirect subsidiary of Fortress Investment Group LLC (Fortress). Fortress raises and manages alternative investment funds.

On December 27, 2017, Fortress completed a merger with a wholly owned subsidiary of SoftBank Group Corp. (SoftBank). As a result of the merger, Foundation Holdco LP, a Cayman Islands exempted limited partnership and a wholly owned subsidiary of SoftBank, became the parent company of Fortress.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), registered on December 21, 2010. The Company acts as a placement agent in offerings of interests in private investment funds managed by affiliated entities. The Company operates one office, which is an OSJ (Office of Supervisory Jurisdiction) branch office. The Company is a limited liability company whose formation documents allow for an indefinite life.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying Statement of Financial Condition is prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with an original maturity of 90 days or less when purchased to be cash equivalents. At December 31, 2019, there were no cash equivalents.

Fortress Capital Formation LLC
(A Limited Liability Company)

Notes to Statement of Financial Condition (continued)

2. Summary of significant accounting policies (continued)

Revenue Recognition

Revenue is generated from the rendering of services and is recognized when the services are performed and the earnings process is complete. Revenue is comprised of the reimbursement of expenses from related entities plus a percentage mark-up.

Income Taxes

The Company's income is allocated directly to its sole member and is not subject to a corporate level of taxation. The Company is subject to the New York City unincorporated business tax (UBT) on its earnings based on a statutory rate of 4%. Interest and penalties, if any, are treated as additional taxes. Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Taxes

The deferred tax asset of $5,150 is related to organizational costs that are deductible over 15 years for tax purposes.

4. Regulatory Requirements

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the Act) and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital (as defined) equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness (basic method). At December 31, 2019, the Company's net capital and excess net capital amounts were $3,235,712 and $3,227,233, respectively. The Company was in compliance with such requirements.

The Company is exempt from the provisions of Rule 15c3-3 of the Act under paragraph (k)(2)(i) of that Rule, as the Company does not hold customer funds or safekeep customer securities.

5. Related Party Transactions

FOE I, the Company's sole member, funded the initial capital requirements of the Company.

Company Allocation

The Company receives services from FIG LLC, a wholly-owned subsidiary of FOE I, which provides the use of its employees, facilities and other assets. Expenses incurred by FIG LLC that are directly related to the Company's activities are generally allocated to the Company unless specifically assigned. Other shared costs, such as rent and utilities, are allocated to the Company based on headcount.

Service Agreement

The Company has entered into a service agreement with FIG LLC whereby the Company is reimbursed expenses plus a percentage mark-up.

Due from affiliate, net includes $110,250 due from FIG LLC.

The Company does not charge or pay interest to affiliates on outstanding receivable and payable balances.

6. Concentration of Credit Risk

The Company maintains its cash and cash equivalents with one financial institution, which at times may exceed federal insured limits.

Notes to Statement of Financial Condition (continued)

7. Fair Value of Financial Instruments

The Company's financial instruments, primarily cash and due from affiliate, net, are recorded at contractual amounts due or amortized cost. The carrying value of these assets approximates fair value since they are liquid, short-term in nature and contain minimal credit risk. Cash and due from affiliate, net, are classified as Level 1 and Level 2 in the fair value hierarchy, respectively.

8. Subsequent Events

The Company has evaluated subsequent events through February 25, 2020, the date as of which this Statement of Financial Condition is available to be issued.